Exhibit 99.1

Maris-Tech Announces Financial Results for the Six Months Ended June 30, 2025

The company continues to advance AI-powered video streaming and edge computing solutions for the defense and HLS markets

Rehovot, Israel , Sept. 26, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) – based edge computing technology, today announced its financial results for the six months ended June 30, 2025.

Revenues for the six-months ended June 30, 2025, were $707,021, compared to $3,410,258 for the same six-month period in 2024.

Net loss for the six-months ended June 30, 2025, was $2,388,294, compared to net income of $131,797 for the same six-month period in 2024.

Total cash and cash equivalents as of June 30, 2025 were $2,769,901, compared to $2,294,679 as of June 30, 2024.

Israel Bar, Chief Executive Officer of Maris-Tech, stated, “While the first half of 2025 presented challenges, we continue to invest in the technologies that set Maris-Tech apart in the defense and homeland security (“HLS”) markets. Our focus remains on delivering cutting-edge AI and video streaming solutions that meet the evolving needs of our customers. We are confident that the steps we are taking today will position us for long-term growth and value creation.”

For more information regarding our financial results for the six month period ended June 30, 2025, please see Maris-Tech’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”), on September 26, 2025.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing its intention to continue to invest in the technologies that set Maris-Tech apart in the defense and HLS markets, its focus on delivering cutting-edge AI and video streaming solutions that meet the evolving needs of its customers and its confidence that the steps it is taking today will position it for long-term growth and value creation. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com